UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

BABCOCK & WILCOX ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-36876	47-2783641
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

1200 EAST MARKET STREET, SUITE 650
AKRON, OHIO		44305
(Address of principal executive officers)		(Zip Code)

Louis Salamone
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
(330) 753-4511
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

SECTION 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

This Specialized Disclosure Report on Form SD of Babcock & Wilcox Enterprises, Inc. is for the period from January 1, 2021 to December 31, 202. In this Form SD, unless the context otherwise indicates, “B&W,” “we,” “us” and “our” mean Babcock & Wilcox Enterprises, Inc. and its consolidated subsidiaries.

In 2012, the Securities and Exchange Commission (“SEC”) issued the final rule for implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rule requires public companies to disclose their use of conflict minerals within manufactured products. The term “conflict minerals” refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and gold (“3TG”) as necessary to the functionality or production of products that we manufactured or contracted to manufacture during the period from January 1, 2021 to December 31, 2021 (the “Reporting Period”). Therefore, we performed a good faith, reasonable country of origin inquiry to determine whether any of the 3TG we utilized during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and were not from recycled or scrap sources. Based on our reasonable country of origin inquiry, we cannot rule out the possibility that we may have some suppliers that sourced 3TG from the Covered Countries and proceeded to conduct due diligence on our supplier base. Accordingly, we are filing a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Our website address is www.babcock.com. We will make available through the Investor Relations section of this website under “SEC Filings,” this Form SD, including the Conflict Minerals Report, as soon as reasonably practicable after we electronically file our Form SD with the SEC. We have also posted our Conflict Minerals Policy on our website. Reference to our website within this filing is not intended to incorporate by reference any materials other than the Form SD, Conflict Minerals Report and Conflict Minerals Policy included therein..

Item 1.02    Exhibit.

As specified in Section 2 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 - Exhibits

Item 2.01     Exhibits.

The following exhibit is filed as part of this annual specialized disclosure report on Form SD:

Exhibit number	Description

1.01	Conflict Minerals Report for the year ended December 31, 2021 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BABCOCK & WILCOX ENTERPRISES, INC.

May 31, 2022	By:	/s/ Louis Salamone
Louis Salamone
Executive Vice President, Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer and Duly Authorized Representative)